ENVIROSOURCE, INC.

                    BY-LAW AMENDMENT ADOPTED MARCH 26, 1997
             BY UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS
                            EFFECTIVE JUNE 19, 1997


          RESOLVED, that,  effective  immediately  and  automatically  upon  the approval of the Charter Amendment, the By-Laws of the Corporation be, and they hereby are, amended by: (1) deleting the first sentence of Article II, Section 2, thereof in its entirety, and (2) inserting in lieu thereof the following new first sentence of Article II, Section 2, to read in its entirety as follows:

                         The Board of Directors of the Corporation shall consist of nine directors, provided that the Board of Directors may from time to time by resolution fix a different number of directors as comprising the full Board of Directors.